SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

GameStop Corp.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

36 467W 10 9

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 26, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36 467W 10 9	13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,528,404
	8	SHARED VOTING POWER 3,263,718
	9	SOLE DISPOSITIVE POWER 8,528,404
	10	SHARED DISPOSITIVE POWER 3,263,718
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,792,122
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 36 467W 10 9	13D

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Leonard Riggio (the “Reporting Person”), and is being filed in connection with Mr. Riggio’s open market sales pursuant to Rule 144 of the Securities Act of 1933, as amended, of an aggregate of 2,000,000 shares of Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), of GameStop Corp., a Delaware corporation, with its principal executive offices at 625 Westport Parkway, Grapevine, Texas 76051.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 3 amends and supplements only information that has materially changed since the October 12, 2005 filing by the Reporting Person of the Schedule 13D, the April 17, 2006 filing by the Reporting Person of Amendment No. 1 to the Schedule 13D and the May 7, 2007 filing by the Reporting Person of Amendment No. 2 to the Schedule 13D (collectively, the “Schedule 13D”). To the best knowledge of Mr. Riggio, there has been no material change in the information set forth in response to Items 1, 2, 3 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 24, 2007, the Reporting Person sold 400,000 shares of Class A Common Stock in 220 separate transactions at prices ranging from $57.00 to $60.65 per share, resulting in a weighted average sale price per share of $58.0597. On October 25, 2007, the Reporting Person sold 300,000 shares of Class A Common Stock in 209 separate transactions at prices ranging from $56.00 to $58.62 per share, resulting in a weighted average sale price per share of $57.1524. On October 26, 2007, the Reporting Person sold 800,000 shares of Class A Common Stock in 234 separate transactions at prices ranging from $57.00 to $58.88 per share, resulting in a weighted average sale price per share of $58.10. On October 29, 2007, the Reporting Person sold 500,000 shares of Class A Common Stock in 175 separate transactions at prices ranging from $58.00 to $59.41 per share, resulting in a weighted average sale price per share of $58.7708.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) The Reporting Person is the beneficial owner of 11,792,122 shares of Class A Common Stock, or 7.3%, of the Class A Common Stock issued and outstanding as of August 29, 2007. The Reporting Person is the direct beneficial owner of 8,528,404 shares (5.2%) of Class A Common Stock, consisting of (i) 4,964,404 shares of Class A Common Stock, (ii) 3,500,000 shares which are issuable upon the exercise of options which have a per share exercise price of $2.2527, have been exercisable since October 8, 2005 and expire on June 10, 2011, (iii) 32,000 shares which are issuable upon the exercise of options which have a per share exercise price of

CUSIP No. 36 467W 10 9	13D

$17.94, became exercisable in equal installments on September 8, 2006 and September 8, 2007 and expire on September 7, 2015, and (iv) 32,000 shares of which are restricted shares, 12,800 shares of which vest in equal installments on February 10, 2008 and February 10, 2009 and 19,200 shares of which vest in equal installments on February 9 of each of the years 2008 through 2010. The Reporting Person has the sole voting power with respect to all of such shares and the sole dispositive power with respect to all of such shares other than the restricted shares, which may not be disposed of until they vest. The Reporting Person also holds options to purchase 16,000 shares of Class A Common Stock which have a per share exercise price of $17.94, become exercisable on September 8, 2008 and expire on September 7, 2015, which shares are not currently included in the shares reported herein as beneficially owned by the Reporting Person.

The Reporting Person is the indirect beneficial owner of 2,253,826 shares of Class A Common Stock owned by Barnes & Noble College Booksellers, Inc., a New York corporation ("B&N College") owned by the Reporting Person and his wife, Louise Riggio. As the beneficial owner of B&N College, the Reporting Person, together with his wife, has the voting and dispositive power with respect to the shares of Class A Common Stock owned by B&N College. As co-trustee of The Riggio Foundation, a charitable trust, the Reporting Person is the indirect beneficial owner of 1,009,892 shares of Class A Common Stock owned by The Riggio Foundation. The Reporting Person shares voting and dispositive power with respect to such shares with his wife, who is the other co-trustee of The Riggio Foundation. The Reporting Person is also the beneficiary of 605,424 shares of Class A Common Stock held in a rabbi trust established by Barnes & Noble, Inc. for the benefit of the Reporting Person pursuant to a deferred compensation arrangement. The Reporting Person has no voting or dispositive power with respect to such shares and such shares are not included in the shares reported herein as beneficially owned by the Reporting Person.

(c) The matters set forth in Item 4 above are incorporated in this Item 5(c) by reference as if fully set forth herein. Other than as described in said Item 4, the Reporting Person has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d) and (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

CUSIP No. 36 467W 10 9	13D

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Leonard Riggio
Leonard Riggio

Dated: October 31, 2007